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                             June 14, 2023

       Danny Yeung
       Chief Executive Officer
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road 728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Post-Effective
Amendment No. 3 for Registration Statement on Form F-1
                                                            Filed May 31, 2023
                                                            File No. 333-265284

       Dear Danny Yeung:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 3 for Registration Statement on Form F-1 filed on May 31, 2023

       Cover Page

   1. We note your response to our prior comment number 3 and reissue in part. We note your disclosure on the cover
page stating    Prenetics Global Limited is a Cayman Islands
                                                        holding company with
operations primarily conducted by its subsidiaries    and further
                                                        stating    [w]e have
subsidiaries conducting operations in Hong Kong." We note in your response you point to
the diagram in the Prospectus Summary of the organizational
                                                        structure. Please state
specifically on the cover page which entities conduct the company's operations and,
specifically, which entities conduct operations in Hong Kong, including the entities from the
recent acquisition of ACT Genomics.
 Danny Yeung
FirstName  LastNameDanny
Prenetics Global Limited Yeung
Comapany
June       NamePrenetics Global Limited
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your response to our prior comment number 2 and reissue in part. Please revise the Prospectus Summary to address the risks highlighted on the cover page in response to our prior comment number 2.
3. Please revise to provide more information about your historical minority interest in a genomics business in mainland China, which is mentioned on page 3. General

4. We note your response to our prior comment number 12. We also note the added cover page and Risk Factor disclosure, including your disclosure that you "consider that the current laws and regulations of the PRC applicable to mainland China have no material impact on [y]our business" however, you "must contend with uncertainties stemming from the PRC's intricate and evolving legal and regulatory landscape." Despite your view that there has not been any impact thus far, the risk should be definitively stated. Please revise your disclosure on the cover page to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-
7153 if you have questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Jonathan Stone, Esq.